UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MACROGENICS, INC.
(Name of Issuer)

Common Stock
(Title of Class Securities)

556099109
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556099109

(1)	Names of Reporting Persons. Alta BioPharma Partners III, L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,561,635 (a)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 1,561,635 (a)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,635 (a)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.6% (b)

(12)	Type of Reporting Person PN

_____________________________
(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 1,561,635 shares of common stock (“Common Stock”) of MacroGenics, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”) and Edward Penhoet (“Penhoet”), directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.  The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.
(b) The percentage set forth in row (11) is based on an aggregate of 27,794,963  shares of Common Stock outstanding as of October 31, 2013 as reported in the Issuer’s 10-Q filed on November 12, 2014.

CUSIP No. 556099109

(1)	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 104,877 (c)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 104,877 (c)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 104,877 (c)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4% (b)

(12)	Type of Reporting Person PN

_____________________________
(c) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 104,877 shares of Common Stock, except that ABMIII, the managing limited partner of ABPIIIKG, Champsi and Penhoet, directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIIIKG is set forth in Attachment A hereto.  The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

CUSIP No. 556099109

(1)	Names of Reporting Persons. Alta BioPharma Management III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 1,666,512 (d)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 1,666,512 (d)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,512 (d)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.0% (b)

(12)	Type of Reporting Person OO

_____________________________
(d) ABMIII shares voting and dispositive power over the 1,561,635 shares of Common Stock beneficially owned by ABPIII and the 104,877 shares of Common Stock beneficially owned by ABPIIIKG. Additional information about ABMIII is set forth in Attachment A hereto.  The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

[
CUSIP No. 556099109

(1)	Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 38,484 (e)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 38,484 (e)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,484 (e)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.1% (b)

(12)	Type of Reporting Person OO

_____________________________
(e) Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 38,484 shares of Common Stock, except that Champsi and Penhoet, managing directors of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about AEBPIII is set forth in Attachment A hereto. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

CUSIP No. 556099109

(1)	Names of Reporting Persons. Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 1,704,996 (h)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 1,704,996 (h)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,704,996 (h)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.1% (b)

(12)	Type of Reporting Person IN

_____________________________
(h) Champsi shares voting and dispositive control over the 1,561,635 shares of common stock beneficially owned by ABPIII, the 104,877 shares of Common Stock beneficially owned by ABPIIIKG, and the 38,484 shares of Common Stock beneficially owned by AEBPIII. Additional information about Champsi is set forth in Attachment A hereto.  The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

CUSIP No. 556099109

(1)	Names of Reporting Persons. Edward Penhoet

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 1,704,996 (i)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 1,704,996 (i)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,704,996 (i)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.1% (b)

(12)	Type of Reporting Person IN

_____________________________
(i) Penhoet shares voting and dispositive control over the 1,561,635 shares of common stock beneficially owned by ABPIII, the 104,877 shares of Common Stock beneficially owned by ABPIIIKG, and the 38,484 shares of Common Stock beneficially owned by AEBPIII. Additional information about Penhoet is set forth in Attachment A hereto.  The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

Item 1.
	(a)	Name of Issuer: Macrogenics, Inc. (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 9640 Medical Center Drive Rockville, Maryland 20850

Item 2.
(a)
Name of Person Filing:
Alta BioPharma Partners III, L.P. (“ABPIII”)
Alta BioPharma Management III, LLC (“ABMIII”)
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)
Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)
Farah Champsi (“FC”)
Edward Penhoet (“EP”)

	(b)	Address of Principal Business Office: One Embarcadero Center, Suite 3700 San Francisco, CA 94111
	(c)	Citizenship/Place of Organization:
		Entities:	ABPIII	Delaware
			ABMIII	Delaware
			ABPIIIKG	Germany
			AEBPIII	California

		Individuals:	FC	United States
			EP	United States

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 556099109

Item 3.	Not applicable.

Item 4	Ownership.

The following beneficial ownership information is provided as of December 31, 2014.

Please see Attachment A
Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
ABPIII	1,561,635	0	1,561,635	0	1,561,635	1,561,635	5.6%
ABMIII	0	0	1,666,512	0	1,666,512	1,666,512	6.0%
ABPIIIKG	104,877	0	104,877	0	104,877	104,877	0.4%
AEPBIII	38,484	0	38,484	0	38,484	38,484	0.1%
FC	0	0	1,704,996	0	1,704,996	1,704,996	6.1%
EP	0	0	1,704,996	0	1,704,996	1,704,996	6.1%

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.
EXHIBITS

A: Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2015

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi
	Farah Champsi, Director		Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		/s/ Farah Champsi
	Farah Champsi, Manager		Farah Champsi, Director

/s/ Farah Champsi
Farah Champsi

/s/ Edward Penhoet
Edward Penhoet

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:	February 12, 2015

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi
	Farah Champsi, Director		Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		/s/ Farah Champsi
	Farah Champsi, Manager		Farah Champsi, Director

/s/ Farah Champsi
Farah Champsi

/s/ Edward Penhoet
Edward Penhoet

Attachment A
Alta BioPharma Partners III, L.P. beneficially owns 1,561,635 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 104,877 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 38,484 shares Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.